UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KINNATE BIOPHARMA INC.

(Name of Subject Company (Issuer))

XRA 1 CORP.

(Name of Filing Persons (Offeror))

XOMA CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Robert W. Phillips

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on March 4, 2024, as amended by Amendment No. 1 filed with the SEC on March 19, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by XRA 1 Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of XOMA Corporation, a Delaware corporation (“Parent”). This Amendment relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Kinnate Biopharma Inc., a Delaware corporation (“Kinnate”), for (i) $2.5879 per Share in cash (the “Cash Amount”), and (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated March 19, 2024 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 16, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Kinnate, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference with respect to Items 4 through 11 of this Amendment.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Closing of the Merger

The Offer expired as scheduled, one minute past 11:59 p.m. Eastern Time on April 2, 2024 (the “Expiration Date”) and was not extended. The Depositary and Paying Agent has advised Parent and Purchaser that, as of the Expiration Date, a total of 38,258,681 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 81% of Shares that were issued and outstanding as of the Expiration Date on a fully diluted basis. All conditions to the Offer, including the Minimum Tender Condition, having been satisfied or waived, Purchaser irrevocably accepted for payment, and made payment for all Shares validly tendered and not validly withdrawn in the Offer.

On April 3, 2024, Parent and Purchaser completed the acquisition of Kinnate pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Kinnate in accordance with Section 251(h) of the DGCL, with Kinnate continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share not tendered into the Offer (other than any Excluded Shares or Dissenting Shares) was automatically converted into the right to receive the Offer Price.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on April 3, 2024, and Kinnate has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and Kinnate intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Kinnate’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Index No.

(a)(5)(D)*	Press Release of Parent issued on April 3, 2024.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

XRA 1 Corp.

By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	President, Treasurer and Secretary

XOMA Corporation

By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	Chief Executive Officer

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